Exhibit 99.2

NEWS RELEASE

Trading Symbol:	TSX: SVM
NYSE: SVM

SILVERCORP REPORTS UNDERGROUND EXPLORATION RESULTS AT THE LM MINE, YING MINING DISTRICT, CHINA

VANCOUVER, British Columbia – June 6, 2013 – Silvercorp Metals Inc. ("Silvercorp” or the “Company”) (TSX:SVM) (NYSE:SVM) is pleased to report the results for its underground tunneling exploration program for 2012 and diamond drilling exploration program for the second half of 2012 at the LM mine, Ying Mining District, Henan Province, China.

These new results demonstrate good downdip and along strike consistency in relation to existing production veins as well as the potential to expand the current reserves and resources when they are incorporated into the next reserves and resources update for the Ying Mining District. Furthermore, the major vein structures are still open along strike and downdip.

The purpose of the exploration program was to upgrade existing drill-defined resource blocks along mineralized vein structures below the current mining depth, extend known mineralized zones and explore for new zones at or above the current mining depth and along strike of major production veins. The 4,000 metre (“m”) underground drifting program has successfully extended the strike lengths of known mineralized zones between the 850m and the 600m elevations within major production vein LM5. Over 5,000m of diamond drilling in 23 holes was completed in the second half of 2012 and 14 of the 23 holes intersected high-grade mineralization which resulted in the identification of new zones of mineralization in the upper portions of current major production veins.

Highlights of selected mineralized zones exposed in underground tunnels:

  Drift PD900-LM5-750-54NYM&SYM along vein LM5 on the 750m level revealed a zone of 147m in length, 0.84m true width, grading 858 grams per tonne (“g/t”) silver (“Ag”), 2.11% lead (“Pb”), and 0.43% zinc (“Zn”);

  Drift PD900-LM5-700-54NYM&SYM along vein LM5 on the 700m level revealed a zone of 135m in length, 0.84m true width, grading 810g/t Ag, 1.87% Pb and 0.50% Zn; and

  Drift PD838-LM5-775-52SYM&NYM along vein LM5 on the 775m level revealed a zone of 180m in length, 0.93m true width, grading 490g/t Ag, 1.88% Pb and 0.64% Zn.

Highlights of selected intersections of drill holes:

  Hole ZKL1002 intercepted 1.44m, 1.35m true width of vein LM1 grading 1,872g/t Ag, 3.56% Pb and 0.41% Zn at the 690m elevation;

  Hole ZKL51S32 intercepted 1.81m, 0.68m true width of vein LM5 grading 2,649g/t Ag, 1.88% Pb and 0.63% Zn at the 726m elevation; and

  Hole ZKL51S02 intercepted 1.32m, 0.50m true width of vein LM5 grading 1,329g/t Ag, 0.36% Pb and 0.13% Zn at the 719m elevation.

In 2013, the Company continues to focus on upgrading and expanding resource blocks along major mineralized vein structures LM2, LM3, LM5 and LM6 using existing underground mining infrastructure to access these veins. A comprehensive program including 5,100m of underground tunneling and 24,100m of diamond drilling is underway.

Tables 1 and 2 below list the assay results of some selected mineralized zones exposed in tunnels and intercepts in drill holes.

Table 1: Selected tunneling results from the LM Mine in 2012

Tunnel ID			Length of	Weighted Average
	Level	Mineralized	Mineralized	True	Ag (g/t)	Pb (%)	Zn (%)
	(m)	Vein	Zone	Width
			(m)	(m)
PD838_LM5_852_51SYM	852	LM5	90	0.47	295	1.93	0.37
PD838_LM5_775_52SYM&NYM	775	LM5	180	0.93	490	1.88	0.64
PD900_LM5_750_51YM&SYM	750	LM5	35	0.52	394	2.67	0.41
PD900_LM5_750_51(S30)SYM	750	LM5	40	1.17	1,006	2.77	0.49
PD900_LM5_750_54NYM&SYM	750	LM5	147	0.84	858	2.11	0.43
PD900_LM5_700_54NYM&SYM	700	LM5	135	0.84	810	1.87	0.50
PD900_LM5_650_54NYM&SYM	650	LM5	90	0.71	285	1.01	0.31
PD900_LM5_650_51(S43)SYM	650	LM5	60	0.82	286	2.69	0.24
PD838_LM3-Branch_790_0NYM	790	LM3_1	32	0.45	266	0.45	0.12
PD900-600-LM5-50SYM&NYM	600	LM5	40	1.12	475	2.18	0.24

Table 2: Selected drilling results from the LM Mine for the second half of 2012

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
ZKL6602	223.91	224.31	702	0.40	0.38	795	1.19	0.28	LM6
	358.03	360.13	620	2.10	1.99	51	2.07	0.18	LM5
ZKL1002	239.72	241.16	690	1.44	1.35	1,821	3.45	0.41	LM1
ZKL53S01	88.9	92.06	783	3.16	1.20	401	0.44	0.23	LM6
	160.11	161.69	731	1.58	0.60	550	1.40	0.56	LM5

Hole ID	From (m)	To (m)	Elevation (m)	Interval (m)	True Width (m)	Ag (g/t)	Pb (%)	Zn (%)	Mineralized Vein
ZKL51S32	169.97	171.78	726	1.81	0.68	2,649	1.88	0.62	LM5
ZKL51S02	170.75	172.07	720	1.32	0.50	1,329	0.36	0.13	LM5
ZKL54S01	99.58	101.18	808	1.60	1.22	112	0.57	0.14	LM6
ZKL56S31	84.56	85.81	811	1.25	0.97	470	0.23	0.08	LM6
	143.79	146.03	792	2.34	1.81	146	0.84	0.27	LM5

Quality Control

Drill cores are NQ size. Drill core samples, limited by apparent mineralization contact or shear/alteration contact, were split into halves by saw cutting. The half cores are stored in the Company's core shacks for future reference and checking, and the other half of the core samples are shipped in security sealed bags to the Chengde Huakan 514 Geology and Minerals Testing and Research Institute, an ISO9000 certified analytical lab in Chengde, China, 226 km northeast of Beijing. For analysis the sample is dried and crushed to minus 1mm and then split to a 200-300g subsample which is further pulverized to minus 200 mesh. Two subsamples are prepared from the pulverized sample. One is digested with aqua regia for gold analysis with AAS, and the other is digested with two-acids for analysis of silver, lead, zinc and copper.

Chip samples are collected along sample lines perpendicular to the mineralized vein structure in exploration tunnels. Spacing between sampling lines is typically 5m along strike. Both the mineralized vein and the altered wall rocks are cut with continuous chisel chipping. Sample length ranges from 0.2m to more than 1m, depending on the width of the mineralized vein and the mineralization type.

A routine quality assurance/quality control procedure is adopted at each lab to monitor the analytical quality at the lab. Certified reference materials (CRM), pulp duplicates and blanks are inserted into each lab batch of samples. QA/QC data at the lab are attached to the assay certificates for each batch of samples.

The Company maintains its own comprehensive quality assurance and quality control program to ensure best practice in sample preparation and analysis of the drill core samples. Project geologists regularly insert CRM, field duplicates and blanks to each batch of core samples to monitor the sample preparation and analysis procedures at the labs. The analytical quality of the labs is further evaluated with external checks by sending about 3% of the pulp samples to higher level labs to check for lab bias.

Data from both the Company's and the labs' QA/QC programs are reviewed on a timely basis by project geologists.

Rujin Jiang, P. Geo., is the Qualified Person on the project as defined under National Instrument 43-101. He has verified the information and has reviewed and approved the contents of this news release.

About Silvercorp

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China which has paid a cash dividend since 2007. The Company is currently developing the GC project in southern China which it expects will become its next operating mine in 2013. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorp.ca.

For further information

Jonathan Hackshaw
Director, Investor Relations

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS

Certain of the statements and information in this press release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral resource and mineral reserve estimates at the Company’s material properties; the sufficiency of the Company’s capital to finance the Company’s operations; estimates of the Company’s revenues and capital expenditures; estimated production from the Company’s mines in the Ying Mining Camp; timing of receipt of permits and regulatory approvals; availability of funds from production to finance the Company’s operations; and access to and availability of funding for future construction, use of proceeds from any financing and development of the Company’s properties.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to: fluctuating commodity prices; calculation of resources, reserves and mineralization and precious and base metal recovery; interpretations and assumptions of mineral resource and mineral reserve estimates; exploration and development programs; feasibility and engineering reports; permits and licenses; title to properties; First Nations title claims and rights; property interests; joint venture partners; acquisition of commercially mineable mineral rights; financing; recent market events and conditions; economic factors affecting the Company; timing, estimated amount, capital and operating expenditures and economic returns of future production; integration of future acquisitions into the Company’s existing operations; competition; operations and political conditions; regulatory environment in China and Canada; environmental risks; foreign exchange rate fluctuations; insurance; risks and hazards of mining operations; key personnel; conflicts of interest; dependence on management; internal control over financial reporting as per the requirements of the Sarbanes-Oxley Act; and bringing actions and enforcing judgments under U.S. securities laws.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in the Company’s Annual Information Form for the year ended March 31, 2012 under the heading “Risk Factors”. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this press release, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.